Kopin Corporation
125 North Drive
Westborough, MA 01581
December 12, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Heather Percival
Re:         Kopin Corporation
Registration Statement on Form S-3
File No. 333-228549
Dear Ms. Percival:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-228549) (the “Registration Statement”) of Kopin Corporation. We respectfully request that the Registration Statement become effective as of 10:00 a.m., Eastern time, on December 14, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Jack Concannon at (617) 951-8874.

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Very truly yours,
Kopin Corporation

By: /s/ Richard A. Sneider

Richard A. Sneider
Treasurer and Chief Financial Officer

CC:	John J. Concannon III, Esq., Morgan, Lewis & Bockius LLP